

SEC

17018286

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AB

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC Mail Processing Section
AUG 30 2017
Washington DC
412

SEC FILE NUMBER
8-69591

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 06/07/16 (MM/DD/YY) AND ENDING 06/30/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GREEN SPRIG BROKER DEALER, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1213 Culbreth Drive

(No. and Street)

ANITA LANCASTER CARLSON Notary Public-North Carolina COUNTY OF PENDER My Commission Expires

Wilmington (City) NC (State) 28405 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Holt (910) 509-7252

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DeMarco Sciaccotta Duhleavy Wilkens

(Name – *if individual, state last, first, middle name*)

9645 W Lincolnway Ln STE 214A (Address) Frankfort (City) IL (State) 60423 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, James D. Holt, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Green Sprig Broker Dealer, LLC, as of June 30, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

CEO/Principal

Title



Notary Public



ANITA LANCASTER CARLSON
Notary Public-North Carolina
COUNTY OF PENDER
My Commission Expires: 12/12/2020

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


DeMarco
Sciaccotta
Wilkens &
Dunleavy

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Members of
Green Sprig Broker Dealer, LLC

We have audited the accompanying statement of financial condition of Green Sprig Broker Dealer, LLC as of June 30, 2017, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition. The Company's management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Green Sprig Broker Dealer, LLC as of June 30, 2017, in accordance with accounting principles generally accepted in the United States of America.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
August 25, 2017

Phone:708.489.1680 Fax:847.750.0490 | **dscpagroup.com**
9645 W. Lincolnway Lane, Suite 214A | Frankfort, IL 60423
330 E. Northwest Hwy | Mt. Prospect, IL 60056

GREEN SPRIG BROKER DEALER, LLC

STATEMENT OF FINANCIAL CONDITION
AND REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

JUNE 30, 2017

GREEN SPRIG BROKER DEALER, LLC

CONTENTS

GREEN SPRIG BROKER DEALER, LLC
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2017

ASSETS

Cash and cash equivalents	$	19,442
Other assets		10,088
TOTAL ASSETS	$	29,530

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES	$	-
MEMBERS' EQUITY		29,530
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	29,530

The accompanying notes are an integral part of this financial statement.

Note 1 - Organization

Green Sprig Broker Dealer, LLC (the "Company") is a broker-dealer registered with the United States Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was founded in December, 2014, under the laws of the State of North Carolina. The Financial Industry Regulatory Authority, Inc. ("FINRA") accepted the Company's membership application on June 7, 2016.

Green Sprig Broker Dealer, LLC is a limited liability company, and as such, the members' liability is limited to their investment. The Company is an introducing broker-dealer whose activities are being directed toward servicing institutional customers and high net worth accredited individuals that are looking to raise capital.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Cash and Cash Equivalents

The Company considers all instruments with an original maturity of three months or less when purchased to be cash equivalents.

Revenue Recognition

The Company recognizes private placement fee revenue when an investor is accepted into a private placement. Retainer fees are recognized over the term of the engagement and amounts paid are applied against fee revenue when earned.

Income Taxes

The Company is a limited liability company and has elected to be treated as a partnership, as defined in the Internal Revenue Code. Accordingly, no income tax expense has been recorded in the statements. All income or losses will be reported on the individual members' income tax returns. The Company accounts for any potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as other expense. The Company is no longer subject to examination by federal, state or local tax authorities for periods before 2015.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value Measurement

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market income or cost approach, as specified by FASB ASC 820, are used to measure fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within *Level 1*) that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumption about the assumptions that market participants would use in pricing the asset or liability.

A qualifying asset or liabilities level within the framework is based upon the lowest level of any input that is significant to the fair value measurement.

The Company's qualifying assets or liabilities are recorded at fair value using *Level 1* inputs.

Note 3 - Concentrations

The Company maintains cash balances in one financial institution, which at times may exceed the federally insured limit. The Company believes it is not exposed to any significant credit risk to cash.

Note 4 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of a minimum net capital, as defined, of the greater of $5,000 or one-fifteenth of aggregate indebtedness, as defined. At June 30, 2017, the Company had net capital of $19,442, which exceeded its requirement by $14,442.

Additionally, the Company must maintain a ratio of aggregate indebtedness to net capital of 15:1 or less. At June 30, 2017, this ratio was 0 to 1.